Tomichi Creek Outfitters

November 12, 2013

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Tomichi Creek Outfitters

Registration Statement on Form S-1

Filed October 17, 2013

File No. 333-190727

Dear Mr. Dobbie:

Tomichi Creek Outfitters submits this letter to you in response to your letter of October 31, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

We note your response to our prior comment 1.  Please revise the summary to disclose that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have any plans to enter into a change of control or similar transaction.

RESPONSE:

We acknowledge the Staff’s comment and the Company has revise our disclosure and have added the following discussion on the “Prospectus Cover Page”.  We have provided a copy of the discussion as it appears in the amended filing as written below.

The Company has no present plans to be acquired or to merge with another company nor does the Company, nor any of its shareholders, have any plans to enter into a change of control or similar transaction.  Our Company has a detailed plan of operation and as such the Company is not a blank check company.

COMMENT:

Table of Contents, page 3

2.

We note your response to our prior comment 5 and reissue.  As it does not appear that any of the cross references in this section are accurate, please revise this entire table.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our entire Table of Contents for accuracy.

COMMENT:

Summary Information and Risk Factors, page 4

3.

We note your response to our prior comment 8 and reissue.  It appears that you have not removed all non-substantiable statements or marketing language from the prospectus, as it still contains phrases such as: “memorable experiences which will keep them coming back,” and “once in a lifetime experience.”  Please revise to eliminate these phrases along with all other non-substantiable statements here and elsewhere in the prospectus to our prior comment 1 and reissue in part.

 RESPONSE:

We acknowledge the Staff’s comment and the Company has reviewed the entire filing to remove all non-substantiable statements or marketing language.

COMMENT:

4.

We note your response to our prior comment 9.  In particular, we note the revised disclosure that “Mr. Gindro, has as a hobby during his hours off from his regular job has been guiding big game experiences for over 7 years.”  Please revise to explain his big game guide experience in greater detail, including whether or not Mr. Gindro has ever been compensated for this work.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to explain Mr. Gindro’s big game guide experience in greater detail.  In addition, we disclose that he has been compensated for his guide services and the number of hunters he has guided over the past 12 months.

COMMENT:

5.

We note your response to our prior comment 10 regarding your initial marketing efforts.  Please revise to provide an estimate of how many contacts from prior hunts you have in your database.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised this section and included in our initial marketing efforts discussion the number of contacts who participated in hunts during the past 12 months.  In addition, we are adding to our database client information on individuals who participated in past hunts but did not return within the past 12 months.

COMMENT:

6.

We note your response to our prior comment 11 and reissue in part.  Please revise to disclose your monthly “burn rate” and how long your present capital will last at that rate, both here and in the liquidity section of your prospectus.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have disclosed our present capital position, how long we expect it will last including our “burn rate” and our access to funds necessary to meet obligations until we complete our planned raise.  We have revised the “Risk Factor” section and the “Liquidity” section in the amended filing.

COMMENT:

Risk Factors, page 8

We are a shell company and therefore investors should be aware, page 9

7.

We note your response to our prior comment 3 and reissue in part.  Please revise this risk factor to clarify that no resales may be made until one year from after you are no longer considered a shell company and have filed the equivalent of Form 10 information with the Commission.  Please also revise the “Future Sales by Existing” section on page 41 to discuss the unavailability of Rule 144.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the noted risk factor and the “Future Sales by Existing” section.  We have provided a copy of the revised and clarified statement as it now appears in the amended filing below.

“The Company is a Shell Company as defined by as defined in Rule 405. As such, no resales may be made or transferred under Rule 144 until one year from after the Company is no longer considered a shell company and have filed the equivalent of Form 10 information with the Commission”.

COMMENT:

Terms of the Offering, page 15

8.

The first sentence of this section is repeated in the second sentence, and the 8th, 9th, 10th, and 11th sentences are duplicated from the discussion on page 14.  Please revise this section to remove any unnecessary repetition.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all unnecessary repetitive wording in this section.

COMMENT:

Business Overview, page 18

Product Development, page 19

9.

It appears from your response to our prior comment 13 and the revised disclosure in your Use of Proceeds section that you intend to operate a business where the customer will provide all of their own equipment.  Please revise this section to clarify what is meant by the phrases “all inclusive hunts include personalized service with cooked meals” and “all-inclusive hunt where personalized service would include transportation to the hunting site, fully cooked meals and accommodations located on or near the hunting site,” as it appears that these services are not “all inclusive” based on the disclosure in the Use of Proceeds section.  Please also reconcile your disclosure on page 13 that “most clients bring their own motor homes and some prefer to stay in local motels and cabins” with your assertion that you offer “fully guided hunts . . . which include camping in areas where the game is most plentiful.”  Furthermore, please explain why you believe clients would be willing to pay up to $10,000 for a service that requires them to supply their own gear.

RESPONSE:

We acknowledge the Staff’s comments and we have revised and clarified the “Product Development” section and the footnotes in the “Use of Proceeds” section of the amended filing to address your comments.  We have revised the “Product Development” section to clarify what is included in guided hunts that range from $1,500 up to $10,000.  In addition, we have included a discussion why we believe that clients are willing to pay up to $10,000 for our guide services and clarified that we provide accommodations and amenities at this level.  We have also revised the “Use of Proceeds” section to clarify that we receive payment in full in advance for our guided hunts.  In an effort to minimize our overhead, the Company has the funds in advance to purchase supplies or rent amenities needed for providing various levels of guided hunts.

COMMENT:

Need for Government Approval of Products or Services, page 22

10.

We note your response to our prior comment 18 and reissue.  Please revise to disclose whether your guides are currently in compliance with the license requirements.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to disclose in that all our guides are currently in compliance with the license requirements.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 38

11.

We note your response to our prior comment 22 and reissue in part. Please provide an explanation for your deletion of the previous reference to Mr. Gindro’s current employment with outfitter companies.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we did remove the references to Mr. Gindro’s employment with other outfitters.  Even though Mr. Gindro did get compensated for his guide services, we categorized them as “outfitters” when in fact were individuals and referral word-of-mouth relationships with no formal company affiliations.

COMMENT:

12.

We note your response to our prior comment 23 and reissue in part.  Please revise to include a clear statement regarding which specific experience, qualifications, attributes or skills led to the conclusion that Mr. Gindro should serve as a director.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to include a clear statement regarding which specific experience, qualifications, attributes or skills led to the conclusion that Mr. Gindro should serve as a director.

COMMENT:

13.

We note that an individual named Jeremy Gindro is listed as the founder and registered agent of Green Tech Enterprises, a limited liability company formed in the state of Colorado in 2011.  Please advise as to whether your president has any affiliation with Green Tech Enterprises.  If so, revise the executive background section to discuss his experience with Green Tech.

RESPONSE:

We acknowledge the Staff’s comment and confirm that Mr. Gindro was the founder and resident agent of Green Tech Enterprises.  The limited liability company was formed as a prerequisite for bidding on a public landscaping job.  The potential job was never funded and Green Tech Enterprises was never utilized and shortly thereafter the company was dissolved.

COMMENT:

Transactions with Related Persons, Promoters, and Certain Control Persons, page 41

14.

We note your response to our prior comment 24 and reissue.  Notably, Note 4 on page 31 discloses that “the advance is payable on demand and carries no interest.”  Please revise to reconcile with the statements that the company will not have to repay Mr. Gindro for any advances.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the note to disclose that the company will not have to repay Mr. Gindro for any advances.   At the time of the filing date, there remained an outstanding balance due to Mr. Gindro.  At that time of advancement of funds, the intention was and is for the majority shareholder to forgive this debt, which will be credited to additional paid in capital.  At the time of filing the report, the statement was correct, despite the intentions of the creditor, there was no formal waiver.  The amount and any other advances will be reflected on future financial filings as forgiven and a contribution to capital.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Jeremy Grindro

Jeremy Gindro